Exhibit 99.1

Leading Proxy Advisory Firm Glass Lewis Joins ISS and Egan Jones in Recommending InterOil Shareholders Vote the WHITE Proxy

All major proxy advisory firms support InterOil's director nominees and agree: Mr. Mulacek has failed to make a compelling case for change and his resolutions and nominees are not in the best interests of shareholders

SINGAPORE and PORT MORESBY, Papua New Guinea, June 3, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced that leading independent proxy advisory firm Glass Lewis & Co. ("Glass Lewis") has joined Institutional Shareholder Services (ISS) and Egan Jones Proxy Services ("Egan Jones") in recommending that InterOil shareholders vote "FOR" InterOil's director nominees by voting on the WHITE proxy card at the Corporation's Annual and Special Meeting of Shareholders (the "Meeting") to be held on June 14, 2016.

In supporting InterOil's current Board, Glass Lewis recommended shareholders reject Mulacek's dissident resolutions and director nominees given that Mulacek:

"[F]ailed to make a convincing case that change to the composition of the board is warranted at this time, including failing to provide sufficient evidence of mismanagement and failing to offer a credible plan to improve performance."[1]

Additionally, in its June 1, 2016 report, Glass Lewis stated:

  Furthermore, we find that the Management Nominees have significant relevant experience and qualifications to oversee the Company and are generally more qualified to serve on the board than the Dissident [Mulacek] Nominees, in our view.
  We also believe the recently announced transaction with Oil Search is generally attractive for InterOil shareholders and we are concerned the Dissident would seek to interfere with the terms of this transaction in a manner that may place it at risk.
  In conclusion, we do not believe the Dissident has made a compelling case that change to the composition of the board is necessary or in the best interests of all shareholders at this time.

In recommending that shareholders vote with the InterOil Board, Glass Lewis described some of Mulacek's arguments as "somewhat dubious" and his resolutions as "overly restrictive" and "strict and inflexible".

Commenting on the Glass Lewis report, InterOil said:

"The unanimous recommendations from ALL THREE proxy advisory firms to vote on the WHITE proxy FOR ALL of InterOil's highly qualified director nominees underscores our belief that we have the right Board in place, with the right mix of experience and expertise, to further the interests of all InterOil shareholders.

"Glass Lewis - along with ISS and Egan Jones - recognizes that since Mr. Mulacek's departure from the Corporation, the Board and management team have transformed InterOil by taking decisive action to monetize the value of the Corporation's assets, including through executing favorable transactions.

"We strongly urge shareholders to follow the recommendations of Glass Lewis and the other leading proxy advisory firms and protect the value of their investment by voting today on the WHITE proxy as recommended by the Board and to reject Mulacek's agenda and to discard any proxy materials they may receive from Mulacek."

InterOil shareholders of record at the close of business on April 25, 2016 are entitled to vote at the Meeting. All proxies must be received before 8:00 PM ET on June 10, 2016. Shareholders who have voted on the blue proxy and wish to change their vote may do so by submitting a later-dated WHITE proxy or following the instructions on their proxy card.

For more information, please visit the special Annual Meeting section of the Corporation's website at www.interoil.com/agm2016.

[1] Permission to use quotations neither sought nor obtained.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release are forward-looking statements. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil's agreement with Oil Search and the ability to realize the anticipated benefits and the other risk factors discussed in InterOil's publicly available filings, including but not limited to those in InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

THE BOARD AND MANAGEMENT OF INTEROIL CORPORATION UNANIMOUSLY RECOMMEND VOTING ONLY THE ENCLOSED WHITE PROXY FORM:
AGAINST	EACH of the DISSIDENT RESOLUTIONS
FOR	The Election of ALL OF the INTEROIL NOMINEES TO THE BOARD
FOR	THE APPROVAL OF THE 2016 STOCK INCENTIVE PLAN
FOR	THE APPOINTMENT OF Pricewaterhousecoopers, chartered accountants as our auditors
FOR	THE rejection OF THE mulacek expenses
YOUR WHITE PROXY MUST BE RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC. OR MACKENZIE PARTNERS, INC. BEFORE 8:00 P.M. (EASTERN TIME) ON JUNE 10, 2016.

If you have any questions, require assistance with voting your WHITE proxy card or need additional copies of the proxy materials, please contact:

MACKENZIE PARTNERS, INC.

105 Madison Avenue New York, NY 10016

iocproxy@mackenziepartners.com (212) 929-5500 (Call Collect) Or TOLL-FREE (800) 322-2885